AFL o CIO
AFL-CIO HOUSING INVESTMENT TRUST                                  HOUSING
PERFORMANCE                                                    INVESTMENT [LOGO]
as of June 22, 2007                                                 TRUST
--------------------------------------------------------------------------------

ANNUALIZED RETURNS

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIAL]

Annual Returns - Periods Ended May 31, 2007

                                              1 Year   3 Year   5 Year   10 Year
HIT Net Return                                 6.54%    4.34%    4.69%    6.33%
Lehman Brothers Aggregate Bond Index           6.66%    4.28%    4.72%    6.17%


The performance data provided represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value and yield to fluctuate so that a Participant's units when redeemed may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

Returns shown reflect the net return of an investment for the specified periods of the Trust's expenses. The Trust is internally managed and participants pay only for the actual administrative expenses of operating the Trust. The Lehman Brothers Aggregate Bond Index reflects no deductions for expenses and is not available for direct investment.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. A Prospectus containing more complete information may be obtained from the HIT by calling the Marketing Department at 202-331-8055, or by viewing the above-referenced link. The prospectus should be reviewed carefully before investing.

VALUE GROWTH OF $50,000 INVESTED

  [THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL]

                                Lehman Brothers
                              Aggregate Bond Index          HIT Net

            May-97                   50,000                 50,000
            May-98                   55,457                 55,767
            May-99                   57,871                 58,119
            May-00                   59,090                 59,167
            May-01                   66,840                 67,325
            May-02                   72,256                 73,437
            May-03                   80,621                 81,881
            May-04                   80,265                 81,308
            May-05                   85,741                 87,050
            May-06                   85,333                 86,689
            May-07                   91,017                 92,357


This chart shows the competitive value growth of $50,000 invested in the Trust (minimum initial investment) and its benchmark (theoretical values) over the course of ten years, assuming the reinvestment of all distributions.

The performance data provided represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value and yield to fluctuate so that a participant's units when redeemed may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

NET ASSET GROWTH

         [THE FOLLOWING TABLE WAS REPRESENTED BY A MOUNTAIN GRAPH IN THE
                                PRINTED MATERIAL]

                Net Asset Growth - May 31, 1997 to May 31, 2007


                                    HIT Net Asset Value
                                          (In Billions)

                       May-97                      1.45
                       May-98                      1.82
                       May-99                      2.06
                       May-00                      2.22
                       May-01                      2.55
                       May-02                      2.89
                       May-03                      3.46
                       May-04                      3.57
                       May-05                      3.61
                       May-06                      3.45
                       May-07                      3.59


o The graph above depicts the growth of Trust assets. Asset growth of the Trust has several components, including portfolio performance (primarily interest income on investments less the expenses of the Trust), capital gains and losses, and inflows of new capital less redemptions.

o Average net assets increased by approximately 10.7% annually for the period May 31, 1997 to May 31, 2007.

o The Trust's income less operating expenses is distributed monthly to Participants. Participants choose to automatically reinvest approximately 87% of distributions.

The performance data provided represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value and yield to fluctuate so that a participant's units when redeemed may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

PORTFOLIO ALLOCATION

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE GRAPH IN THE PRINTED MATERIAL]

      HIT Portfolio Allocation * - May 31, 2007

      Construction and Permanent Mortgages                        1.35%
      Multifamily Construction Mortgage-Backed Securities         6.52%
      Multifamily Permanent Mortgage-Backed Securities           50.00%
      Cash and Cash Equivalents                                   3.02%
      US Treasury Securities                                      1.72%
      Commercial MBS                                              4.91%
      Government Sponsored Enterprise Securities                  1.18%
      Single Family Mortgage-Backed Securities                   30.89%
      State Housing Finance Agency Securities                     0.41%
                                                                ------
                                                                100.00%

*     Includes funded and unfunded commitments.

o Multifamily Construction Mortgage-Backed Securities: The Trust invests in fixed-income securities that finance the construction of multifamily properties. These securities generally have credit enhancements from FHA, Ginnie Mae (GNMA), or a letter of credit or repurchase guarantee from an entity rated "A" or better by Standard and Poor's. These securities generally fund over 12-24 months and upon completion of construction, a permanent security is issued. These securities typically generate yields above U.S. Treasury investments with comparable average lives and generally have significant prepayment protections.

o Multifamily Permanent Mortgage-Backed Securities: The Trust invests in securities that are either backed by permanent loans for multifamily properties or by loans for existing single family homes. These FHA, GNMA, Fannie Mae, or

      Freddie Mac credit enhanced investments typically generate yield spreads above U.S. Treasury investments with comparable average lives. Additionally, multifamily mortgage-backed securities generally have significant prepayment protections.

o State Housing Finance Agency Securities: The Trust invests in securities that are guaranteed or insured by a state or local housing finance agency ("A" rated or better or top tier by Standard and Poor's) and are backed by both construction and permanent loans for multifamily properties.

o Single Family Mortgage-Backed Securities: The Trust invests in securities that pool individual mortgages from single family homes. The interest and principal cash flows are passed through to the investor of the MBS net of any servicing fees. These Fannie Mae, GNMA, or Freddie Mac credit enhanced investments typically generate yield spreads above U.S. Treasury bonds. There is no prepayment protection on these securities meaning payments could be more than the scheduled amount.

o Construction and Permanent Mortgages: The Trust invests in loans used to finance the purchase, refinance or construction of a property.